
APS COGENEX L.L.C.
Statements of Income
Periods Ended September 30, 2000
 (expressed in millions, rounded to hundred thousands of dollars)
(Unaudited, subject to adjustment)


                         Quarter          Six Months
                         -------          ----------

Revenues          $1.7     $3.9
Cost of sales          1.5     2.8
                         ----     ----
     Gross margin          0.2     1.1

Operating expenses          -     0.1
                         ----          ----
     Operating income          0.2          1.0
                         ----          ----
Interest charges          0.2          0.2
                         ----          ----
     Net income          $  -          $0.8
                         ====          ====


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